July 26, 2007

EDGAR

Ryan Milne

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Croff Enterprises, Inc.
File No. 000-16731
Form 10-K for fiscal year ended December 31, 2006

Dear Mr. Milne:

This letter is in response to your comment letter of July 23, 2007 (the “Comment Letter”) to Mr. Gerald L. Jensen, Chief Executive Officer of Croff Enterprises, Inc. (the “Company”), as indicated above.

This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments, and provides certain supplemental information requested by you in the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross-references to specific discussions and/or pages in the amended filings referred to above.

Form 10-K For the Year Ended December 31, 2006

Statement of Operations, page F-5

1

We note from your response to comment one of our letter dated June 18, 2007, that you propose classifying the gains on the sale of equipment within non-operating income. Paragraph 45 of SFAS 144 specifies that if a subtotal such as “income from operations” is presented, it shall include the amount of gain or losses recognized on the sale of a long-lived asset that is not a component of an entity. Please revise to include the gains of sale of equipment within income from operations. In this regard, classify them as a component of “other general expenses” consistent with Rule 5-03(b)(6) of Regulation S-X.

Croff Enterprises, Inc. Response:

We agree with your assessment as we misunderstood your comment in the prior letter that the gain on sale of equipment was an element of income from operations. We will move the gain on sale of equipment to be included as a component of “Other general expenses”. Please see Exhibit A for the Statement of Operations, and Exhibit B for the selected financial data on page 22, which we plan to include in the amended 10-K.

Note 6 Income Taxes, page F-17

2.	We note your proposed disclosure in Exhibit D. Please expand to disclose current and deferred tax expense pursuant to paragraph 45.a. and 45.b. of SFAS 109.

Croff Enterprises, Inc. Response:

We believe that the change in Exhibit C covers the requirements of paragraphs 45.a and 45.b of SFAS 109 and will be included in the amended filing of the December 31, 2006 10-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments with 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Croff Enterprises, Inc. Response:

The Company acknowledges the foregoing and that:

The Company is planning to file an Amended 10-K for December 31, 2006, and as part of the responses to the Comment letters dated May 23, 2007, June 18, 2007, and July 23, 2007 we have attached exhibits with planned revised amendments.

*          *          *          *          *          *          *          *          *

We will plan on filing the Amended 10-K shortly after receiving your response to this letter. Thank you for your assistance.

Very truly yours,

/s/ Gerald L. Jensen
Gerald L. Jensen
Chief Executive Officer

attachments

Exhibit A

CROFF ENTERPRISES, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2004, 2005 and 2006

	2004	2005	2006
Revenues
Oil and natural gas sales	$615,731	$934,525	$842,400
Loss on natural gas “put” contracts	(7,599)	--	--
Other income (lease payments)	6,196	7,330	660
	614,328	941,855	843,060
Expenses
Lease operating expense including
production taxes	192,187	272,129	205,371
Proposed drilling program	30,825	52,638	--
General and administrative	112,157	165,212	212,648
Overhead expense, related party	48,000	50,554	49,872
(Gain) on sale of equipment	--	(14,173)	(112,543)
Accretion expense	--	10,187	5,868
Depletion and depreciation	42,000	45,000	48,500
	425,169	581,547	409,716
Income from operations	189,159	360,308	433,344
Other income (expense)
Gain (loss) on sale of marketable equity securities	(38,166)	--	--
Interest income	--	12,057	49,671
	(38,166)	12,057	49,671
Income before income taxes	150,993	372,365	483,015
Provision for income taxes	8,877	82,478	110,000
Net income	$142,116	$289,887	$373,015

Net income applicable to
preferred B shares	213,634	316,304	291,154

Net income (loss) applicable to
common shares	$(71,518)	$(26,417)	$81,861

Basic and diluted net income
(loss) per common share	$(0.13)	$(0.05)	$0.15

Exhibit B

ITEM 6.	SELECTED FINANCIAL DATA

The following table presents selected historical financial data of the Company for the five-year period ended December 31, 2006. Future results may differ substantially from historical results because of changes in oil and natural gas prices, production increases or declines and other factors. This information should be read in conjunction with the Financial Statements, and notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations, presented below, Item 7.

STATEMENT OF OPERATIONS DATA

	Year Ended December 31, .

	2002		2003		2004		2005		2006
Operations
Oil and Natural Gas	$286,602		$392,564		$608,132		$934,525		$842,400
Other Revenues	$28,726		$23,362		$6,196		$7,330		$660
Expenses	$216,416		$321,817		$472,212		$651,968		$470,045
Net Income	$98,912		$94,109		$142,116		$289,887		$373,015
Per Common Share(1)	$.04	(1)	$.01	(1)	$(0.13)	(1)	$(0.05)	(1)	$0.15	(1)
Working capital	$419,475		$336,471		$330,243		$625,862		$995,498
Dividends per share	NONE		NONE		NONE		NONE		NONE

BALANCE SHEET DATA
Total assets	$753,212		$898,221		$1,088,553		$1,807,502		$1,867,161

Long-term debt**	--		--		--		--		--

Stockholders’ equity	$736,408		$866,112		$1,051,438		$1,314,320		$1,687,335

** There were no long-term obligations from 2002-2006.

(1) The Company allocates its net income between preferred B shares and common shares; accordingly, net income (loss) applicable to common shares varies from a fixed ratio to net income, depending on the source of income and expenses. See attached financials statement for further detail.

Exhibit C

6.	INCOME TAXES

The provisions for income taxes from operations consist of the following:

	2004	2005	2006
Current income tax expense	$8,877	$82,478	$110,000
Deferred income tax
expense	- -	- -	- -
	$8,877	$82,478	$110,000

A reconciliation of the Company’s effective income tax rate and the United States statutory rate is as follows:

	2004	2005	2006
United States statutory rate	34.00%	34.00%	34.00%
State income taxes, net of Federal income tax benefit	2.55	2.55	2.55
Reduction of valuation allowance (used NOL)	(2.55)	(0.45)	(0.45)
Percentage depletion	(29.79)	(15.62)	(14.45)
Book depletion & depreciation in excess of tax	1.67	1.67	1.12
	5.88%	22.15%	22.77%

At December 31, 2006, the Company had capital loss carry-forwards of approximately $31,000. The loss was due to the sale of marketable securities and hedging transactions during fiscal year December, 2002. The capital loss has indefinite life and can only be used to reduce gains created by sale of capital assets.

Deferred tax results primarily from state net operating loss carry forwards and capital loss carry forwards and asset basis differences between book and income tax depreciation and depletion methods. In addition, the Company uses percentage depletion which does not create a basis difference between book and tax above the book/tax cost depletion. The net operating loss carry forward is only for two of the states the Company operates in and expires in 2006. The income tax percentage depletion continues to exceed book depletion and is considered a permanent difference.

At December 31, 2004, 2005 and 2006, total deferred tax assets, liabilities and valuation allowance are as follows:

Deferred tax assets resulting from:

	2004	2005	2006
Net operating loss carry forwards	$10,220	$7,688	$5,156
Capital loss carry forward	10,540	10,540	10,540
Depreciation & depletion differences	(2,532)	(2,532)	(5,425)
Total deferred tax asset	18,228	15,696	10,271
Less valuation allowance	(18,228)	(15,696)	(10,271)
	$--	$--	$--

A 100% valuation has been established against the deferred tax assets, as utilization of the net operating and capital loss carry forwards cannot be reasonably assured.